

September 26, 2014

Via Email
Nimrod Madar
President and Chief Executive Officer
GlassesOff Inc.
5 Jabotinski St. POB 12
Ramat Gan 5252006 Israel

> **Re:** **GlassesOff Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 19, 2014**
> **File No. 333-197807**

Dear Mr. Madar:

We have reviewed your amended filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 27, 2014.

Plan of Distribution, page 55

1. Please refer to prior comment 12. We note that your disclosure on page 18 continues to state that "shares may be offered by selling stockholders from time to time in the open market pursuant to Rule 144…" Please revise. Further, if you continue to reference Rule 144 in the Plan of Distribution section to describe your obligations under the Standby Equity Distribution Agreement on page 55, clearly state, if true, that Rule 144 is not available for the sale of securities by YA Global and YA Global II.

You may contact Jan Woo, Attorney-Adviser, at (202) 551-3453 with any questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
       Robert L. Grossman, Esq.
       Greenberg Traurig, P.A.